SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of February 2002


                               Quintalinux Limited
                               -------------------
                 (Translation of registrant's name into English)


           Suite 1404-1406, Devon House 979 King's Road, Taikoo Place,
                             Island East, Hong Kong
                             ----------------------
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F         [X]     Form 40-F         [   ]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes               [   ]            No       [X]


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 ------------.

                                  EXHIBIT INDEX

Exhibit 99.1 NEWS RELEASE issued February 19, 2002 Quintalinux Limited Announces
             Operating Results for the Quarter and Nine Months ended December 31, 2001


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  Quintalinux Limited


Date:  February 19, 2002                      By:/s/ David C.V. Lee
                                                 -------------------------------
                                                 David C. V. Lee,
                                                 Chief Executive Officer